FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year ended December 31, 1996

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the transition period from ____________________ to ___________________

   Commission file number 1-475


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   A. O. Smith Profit Sharing Retirement Plan



   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             A. O. Smith Corporation
                              11270 West Park Place
                              Milwaukee, WI  53224

                              REQUIRED INFORMATION



    1.  Not Applicable.

    2.  Not Applicable.

    3.  Not Applicable.

    4. The A. O. Smith Profit Sharing Retirement Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


   Exhibits

   23.1 Consent of Independent Auditors

                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      A. O. Smith Profit Sharing
                                        Retirement Plan



   Date:    July 15, 1997             By:   /S/ Duane R. Carlson
                                      Duane R. Carlson
                                      Manager Pension and Savings Plan

                                    CONTENTS


   A. O. Smith Profit Sharing Retirement Plan:

     Independent Auditors' Report

                                                                   Page
     Financial statements

       Statement of net assets available for benefits               1

       Statement of changes in net assets available
         for benefits                                               2

       Notes to financial statements                                3-11


     Supplementary information


         A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption.

                          INDEPENDENT AUDITORS' REPORT

   Benefits Committee
   A. O. Smith Profit Sharing
     Retirement Plan
   Milwaukee, Wisconsin

   We have audited the accompanying statements of net assets available for benefits of the A. O. Smith Corporation Profit Sharing Retirement Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   Except as discussed in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by M&I Trust Company, Milwaukee, Wisconsin, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1995 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 4, with the related information included in the financial statements.

   Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 1995. The form and content of the information included in the 1995 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

   In our opinion, the financial statements, referred to above, of the A. O. Smith Corporation Profit Sharing and Retirement Plan as of December 31, 1996, and for the year then ended present fairly, in all material respects, the financial status of the A. O. Smith Corporation Profit Sharing and Retirement Plan as of December 31, 1996, and the changes in its financial status for the year then ended in conformity with generally accepted accounting principles.



   July 14, 1997                        Reilly, Penner & Benton LLP
   Milwaukee, Wisconsin

                   A. O. SMITH PROFIT SHARING RETIREMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                  December 31,
                                              1996            1995
   Assets:

   Investment in A. O. Smith Master
     Trust at fair market value
     (Notes 2 and 3)                     $172,613,605      $144,663,057
   Participant loans at estimated
     fair market value                      3,815,476         3,548,289
                                         ------------       -----------
          Total                           176,429,081       148,211,346

   Receivables:
     Due from broker for securities
       sold                                   119,773                --
     Interest income                          123,846           126,587
     Company contribution                   5,261,788         5,147,600
                                          -----------       -----------
     Total receivables                      5,505,407         5,274,187
                                          -----------       -----------
   Net assets available
     for benefits                        $181,934,488      $153,485,533
                                          ===========       ===========


             The accompanying notes to financial statements
                are an integral part of this statement.

               A. O. SMITH PROFIT SHARING RETIREMENT PLAN

       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                           Years Ended December 31

   Additions:                                 1996          1995

      Investment in A. O. Smith Master
          Trust at fair market value:
            Net investment income       $   2,388,593    $   2,327,642
            Realized gain on
              investment transactions      16,191,765       10,131,498
            Unrealized appreciation on
              investments                   4,085,625       15,127,258
                                         ------------      -----------
                Total                      22,665,983       27,586,398

      Interest income from participant
          loans at estimated
          fair market value                   291,769          239,510
                                         ------------      -----------
          Total investment income          22,957,752       27,825,908
                                         ------------      -----------

      Contributions:
          Company                           5,261,788        5,147,600
          Participants                      8,682,069        7,244,964
                                         ------------      -----------
          Total contributions              13,943,857       12,392,564
                                         ------------      -----------
   Total additions                         36,901,609       40,218,472

   Decreases:

      Benefit and withdrawal payments       9,007,833        7,904,107
                                          -----------      -----------
          Net increase before transfers    27,893,776       32,314,365

      Transfers from (to) other plans         555,179          (98,289)
                                          -----------      -----------
            Increase in net assets
            available for benefits         28,448,955       32,216,076

   Net assets available for
      benefits:
          Beginning of the year           153,485,533      121,269,457
                                          -----------      -----------
          End of the year                $181,934,488     $153,485,533
                                          ===========      ===========

             The accompanying notes to financial statements
                 are an integral part of this statement.

               A. O. SMITH PROFIT SHARING RETIREMENT PLAN
                     NOTES TO FINANCIAL STATEMENTS

                       December 31, 1996 and 1995

   1. Basis of presentation and significant accounting policies

   General - The A. O. Smith Profit Sharing Retirement Plan was established in 1956 to cover salaried or commissioned nonunion employees of the A. O. Smith Corporation, its subsidiaries and affiliates. Employees will be eligible to participate in the Plan if they are scheduled to complete 1,000 hours of service in a Plan year. Employees elect to participate by designating a portion of their salary to be contributed to an account maintained on behalf of the participant.

   Investment valuation - All of the Plan's investments are invested in the
   A. O. Smith Corporation Profit Sharing Retirement Master Trust (Master Trust) (Note 2) which are valued at market price. The financial statements of the Master Trust are presented separately and are incorporated by reference to the financial statements of this Plan. The investments in the A. O. Smith Income Fund and the A. O. Smith Stable Asset Income Fund are valued at the redemption price established by the trustee. Participant loans receivable are valued at cost which approximates fair market value.

   Contributions and benefit and withdrawal payments - The Plan is a defined contribution plan to which participants may make contributions of not less than 1% or more than 16% of their compensation. The Plan provides for all participant contributions to be made with tax-deferred dollars under
   Section 401(k) of the Internal Revenue Code. These contributions are excluded from the participant's current wages for federal income tax purposes. The Internal Revenue Code has set a maximum of $9,500 for tax-deferred contributions that may be excluded for any individual participant in 1996. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan.

   Contributions from participants are recorded when A. O. Smith Corporation (the Company) makes payroll deductions from Plan participants.
   Contributions from the Company are accrued in the period in which they become obligations of the Company in accordance with terms of the Plan.

   For each $1.00 of 401(k) Tax-Deferred contributions, up to 6% of a participant's salary, the Company guarantees a contribution of $.35. Additional Company contributions in excess of $.35 will be based on the Company's return on net worth. The additional Company matching contribution amount is $.05 times the return on net worth between 5% and 10%, plus $.10 times the return on net worth in excess of 10% up to a maximum of 18%. Therefore, the guaranteed and additional contributions can combine for a maximum Company contribution of $1.40 of participant contributions up to 6% of salary.

   Vesting - Participants of the Plan are 0% vested in employer contributions with less than two years of participation, 40% vested after two years, 60% after three years, 80% after four years and fully vested after five years of participation. Participants are always fully vested in their own contributions.

   A separate account is maintained for each participant. The separate account balances are adjusted periodically as follows:

   a.  Semi-monthly for participant's contributions.

   b.  Annually for Company contributions.

   c. Daily for a proportionate share of increases and decreases in the market value of Plan assets.

   d. The accounts are periodically adjusted for forfeitures which are used to pay plan expenses by an equivalent amount.

   e. Daily for benefit and withdrawal payments which consist of the following:

             i. Upon retirement, death, disability, or termination of employment resulting from permanent reduction of personnel, an employee may withdraw any amount or the entire account balance for any reason. One withdrawal of this type is allowed per calendar year, up to age 70 1/2. At 70 1/2 an account distribution election must be made.

             ii. Upon termination of employment for other reasons, the balance in the separate account (reduced for nonvested company contributions and growth thereon based on years of service) may be paid in a lump sum.

             iii. An active participant age 59 1/2 or older may withdraw the balance in the separate account. The balance in the separate account is paid to the participant in a lump sum.

             iv. A participant may withdraw all or any portion of the principal balance attributable to after-tax contributions and earnings and rollover contributions and earnings. All or any portion of the balance attributable to Company contributions and earnings may also be withdrawn if the participant has five full years of employment with the Company.

             v. A participant may withdraw at any time any amount attributable to participant contributions and growth to purchase, prevent eviction from or foreclosure on, a principal residence or to pay certain expenses (namely post-secondary education and unreimbursed medical expenses). Withdrawals may not include earnings on 401(k) contributions posted to a participant's account after 1988.

             vi. No lump sum cash distribution in excess of $3,500 will be made without the consent of the participant.

   Participants should refer to the Plan document for a more complete description of the Plan's provisions.

   Realized gains and losses - The realized gains and losses recognized on the financial statements are calculated by comparing the sales proceeds to the original cost of the investment as prescribed by generally accepted accounting principals. The realized gains and losses recognized in the Form 5500 (annual federal filing) are recalculated by comparing the sales proceeds to the value of the investment at the beginning of the plan year. If the investment is purchased in the same year as the sale, the gain or loss is calculated by comparing the sales proceeds to the purchase price.

   2.   A. O. Smith Corporation Profit Sharing Retirement Master Trust

   The Plan assets are held in the A. O. Smith Corporation Profit Sharing Retirement Master Trust at the Marshall and Ilsley Trust Company. The Plan offers nine investment vehicles in which participants may invest their account balances. The amount of Master Trust assets, income and change in value which is allocated to the Plan is determined by the ratio of participant account balances in the Plan to the total participant account balances of all participating plans. The defined contribution plans participating in the Master Trust are the A. O. Smith Profit Sharing Retirement Plan, the A. O. Smith Employee Savings Plan, the A. O. Smith Employee 401(k) Savings Plan, the A. O. Smith Saving and Investment Plan and the A. O. Smith Savings and Security Plan.

   Significant information related to the investments in the Master Trust as of and for the year ended December 31, 1996 is as follows:

   a.  Registered Investment Company Mutual Funds:

                                  December 31,         1996      1996 Change
                                 1996 Balance         Income      in Value

   American EuroPacific
     Growth Fund                 $  7,100,668     $   916,381   $  4,624,948
   Portico Growth and
     Income Fund                   30,048,024       5,460,381     11,419,672
   Fidelity Aggressive Equity
     Portfolio                     96,212,023      18,300,687     16,257,499
   Vanguard Institutional Index
     Trust Fund                    21,674,023       4,139,955      4,471,527
   Vanguard Fixed Income
     Short-term Corp. Fund          7,440,943         352,530       (834,561)

   American Balanced Fund          16,146,773       1,848,768      1,454,649
                                  -----------     -----------     ----------
   Sub-total                      178,622,454      31,018,702     37,393,734
                                  -----------     -----------     ----------

   b.  Common/Collective Trusts:

   A. O. Smith Stock Fund           1,049,076          54,462      1,049,076
   A. O. Smith Stable Asset
     Income Fund                   50,029,586       2,611,898      5,486,903
                                  -----------      ----------      ---------
     Sub-total                     51,078,662       2,666,360      6,535,979
                                  -----------      ----------      ---------

   c.  Short-term, High quality
       liquid securities:

   A. O. Smith Income Fund         62,301,690       3,295,061       (157,519)
                                  -----------      ----------     ----------
       Total                     $292,002,806    $ 36,980,123    $43,772,194
                                  ===========      ==========     ==========

   Significant information related to the investments in the Master Trust as of and for the year ended December 31, 1995 is as follows:

   a.  Registered Investment Company Mutual Funds:

                                December 31,         1995        1995 Change
                                1995 Balance        Income        in Value

   American EuroPacific
     Growth Fund              $  2,475,721      $   317,793    $  2,475,721
   Portico Growth and Income
     Fund                       18,628,351        4,386,363       7,937,150
   Fidelity Aggressive Equity
     Portfolio                  79,954,524       25,193,614      31,270,200
   Vanguard Institutional Index
     Trust Fund                 17,202,495        3,990,634       9,593,710
   Vanguard Fixed Income Short-
     term Corp. Fund             8,275,505          877,389       1,626,901
   American Balanced Fund       14,692,124        2,533,453       6,970,196
                              ------------     ------------      ----------

       Sub-total               141,228,720       37,299,246      59,873,878
                              ------------     ------------      ----------

   b.  Common/Collective Trusts:

   A. O. Smith Stable Asset
     Income Fund                44,542,683       2,861,853       (3,633,702)
                              ------------     -----------       ----------

   c.  Short-term, High quality
       liquid securities:

   A. O. Smith Income Fund      62,459,209      3,797,254        (1,581,077)
                              ------------     ----------        ----------

         Total                $248,230,612    $43,958,353       $54,659,099
                              ============     ==========        ==========

   At December 31, 1996 and 1995 the Plan was allocated 59.114% and 58.278%, respectively, of the Master Trust assets.

   3.  Investments

   Investments held by the Plan at December 31, are as follows:
                                             1996                           1995
                                                         Fair                         Fair
                                                        Market                       Market
   Investments:                          Cost           Value          Cost           Value
   A. O. Smith Corporation
   Profit Sharing Retirement
     Master Trust:
     American EuroPacific
       Growth Fund                  $  4,086,625   $  4,335,674  $   1,229,332  $   1,281,247

     A.O. Smith Stock Fund               985,871      1,049,076             --             --

     A. O. Smith Income Fund          27,080,989   27,080,989(1)    26,174,241   26,174,241(1)

     Portico Growth and
       Income Fund                    17,376,824   20,503,275(1)    11,216,735   13,592,574(1)

     Fidelity Aggressive
       Equity Portfolio               39,597,934   59,954,423(1)    32,573,846   50,608,538(1)

     Vanguard Institutional
       Index Trust Fund                9,590,937   12,094,566(1)     7,293,196    8,911,078(1)

     Vanguard Fixed Income
       Short-Term Corp. Fund           4,578,329      4,592,607      4,645,506      4,732,120

     American Balanced Fund            9,164,987    9,494,758(1)     7,594,638    8,048,622(1)

     A. O. Smith Stable
       Asset Income Fund              31,164,037   33,508,237(1)    29,034,115   31,314,637(1)
                                     -----------  -------------    -----------  -------------

         Total                      $143,626,533   $172,613,605   $119,761,609   $144,663,057
                                     ===========  =============   ============  =============

   (1) - Investments representing at least 5% of the net assets available for benefits.

   During 1996 and 1995, the Plan's investments appreciated (depreciated) in value by $4,085,625 and $15,127,258, respectively, as follows:

                                       1996              1995
   Investments:
     A. O. Smith Corporation
     Profit Sharing Retirement
       Master Trust:
       American EuroPacific
       Growth Fund                  $    197,135   $     51,915

     A.O. Smith Stock Fund                63,205             --

     A.O. Smith Income Fund                   --             --

     Portico Growth and
       Income Fund                       750,612      2,080,322

     Fidelity Aggressive
       Equity Portfolio                2,321,797     10,495,489

     Vanguard Institutional
       Index Trust Fund                  885,748      1,471,100

     Vanguard Fixed Income
       Short-Term Corp. Fund             (72,336)       220,844

     American Balanced Fund             (124,214)       653,459

     A. O. Smith Stable
       Asset Income Fund                  63,678        154,129
                                    ------------    -----------
        Total                       $  4,085,625    $15,127,258
                                    ============    ===========

   The Plan provides that contributions to the plan will be invested in certain individual programs as directed by each participant. Amounts included in net assets and changes in net assets in the accompanying financial statements by investment programs at December 31, are as follows:

                                                               1996
                                    Investment                                       Benefits
                                     at Fair          Investment                      Paid to
                                    Market Value       Income       Contributions  Participants

   American EuroPacific Growth Fund $  4,335,674     $  538,426     $  290,930    $  28,152

   A.O. Smith Stock Fund               1,049,076         54,462        575,866        4,893

   Vanguard Fixed Income Short-term
     Corp. Fund                        4,592,607        221,195        356,823      404,969

   Fidelity Aggressive Equity
     Portfolio                        59,954,423     11,788,511      4,759,650    2,106,926

   A. O. Smith Stable Asset
     Income Fund                      33,508,237      1,782,890      1,351,102    2,420,236

   Vanguard Institutional Index
     Trust Fund                       12,094,566      2,230,077      1,001,804      471,728

   A. O. Smith Income Fund            27,080,989      1,457,976      3,350,083    2,162,579

   American Balanced Fund              9,494,758      1,071,662        859,542      380,968

   Portico Growth and Income
     Fund                             20,503,275      3,812,553      1,398,057
                                                                                  1,027,382
                                    ------------   ------------    -----------  -----------
        Total                       $172,613,605    $22,957,752    $13,943,857   $9,007,833
                                    ============    ===========    ===========  ===========

                                                               1995

                                    Investment                                      Benefits
                                     at Fair         Investment                     Paid to
                                    Market Value       Income       Contributions  Participants
   American EuroPacific Growth
     Fund                           $  1,281,247     $  145,383     $  151,486     $  5,529

   Vanguard Fixed Income Short-
     term Corp. Fund                   4,732,120        486,639        389,453      156,232

   Fidelity Aggressive Equity
     Portfolio                        50,608,538     16,739,241      3,933,586    1,453,354

   A. O. Smith Stable Asset
     Income Fund                      31,314,637      1,975,779      1,942,057    2,524,803

   Vanguard Institutional
     Index Trust Fund                  8,911,078      2,112,976        694,970      143,842

   A. O. Smith Income Fund            26,174,241      1,701,063      3,443,933    2,780,799

   American Balanced Fund              8,048,622      1,373,941        719,771      426,777

   Portico Growth and Income
     Fund                             13,592,574      3,290,886      1,117,308      412,771
                                    ------------   ------------    -----------  -----------
        Total                       $144,663,057    $27,825,908    $12,392,564   $7,904,107
                                    ============   ============    ===========  ===========


   4.   Information certified by trustee

   The plan administrator has elected the method of annual reporting compliance permitted by Section 2520-103.8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Accordingly, the Plan's independent public accountants, Reilly, Penner & Benton LLP, did not perform any generally accepted auditing procedures with respect to the Plan's funds on deposit with Marshall and Ilsley Trust Company, Milwaukee, Wisconsin, the Plan's Trustee, or the interest credited to that deposit.

   5.    Income tax status

   The Plan obtained its latest determination letter on April 27, 1995, in which the Internal Revenue Service stated the Plan as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

   6.    Plan termination

   While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination, each participant automatically becomes vested to the extent of the balance in his separate account.

   7.   Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

   8.   Subsequent event

   On January 27, 1997, the Company reached a definitive agreement to sell its automotive products operations. Closing occurred in the second quarter and is subject to customary conditions. As soon as administratively feasible, the account balances of employees affected by this transaction will be directly transferred to the purchaser's defined contribution plan.

                                EXHIBIT INDEX

    Exhibit No.       Name

    23.1              Consent of Independent Auditors